Organigram Receives Perimeter License Amendment for Phases 4A and 4B as
well as Initial 13 Cultivation Rooms in Phase 4A

Organigram meets schedule and is on track to increase target annualized production capacity to 113,000 kg1 by the end of 2019

MONCTON, NB, April 30, 2019 – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the "Company" or "Organigram"), a leading licensed producer of cannabis is pleased to announce that it has received an expanded cultivation license from Health Canada in line with its previously announced Phase 4A and 4B expansion plans for its Moncton Campus.

The scope of the amendment includes approval of the following:

  Perimeter Expansion Licensed - Representing an additional 163,000 sq ft of allocated space for 63 cultivation rooms populating the Company’s planned Phase 4A and 4B expansion, including the initial 13 cultivation rooms now approved. The approval of the perimeter for Phase 4B was received ahead of schedule, in tandem with the approval for Phase 4A.

  13 Incremental Cultivation Rooms - Representing 11,000 kg of immediate increased target production capacity. The remaining 18 Phase 4A cultivation rooms can now be submitted for Health Canada review.

  Mechanical Room - Built to support all 63 cultivation rooms included in the Company’s planned Phase 4A and 4B expansion. The mechanical room houses Organigram’s state-of-the-art irrigation and water reclamation systems.

  Additional Storage Area (Building C) and Processing Space - Built in anticipation of the
  Company’s future requirements for storage and processing relative to both dried cannabis and cannabis derivative products.

As a result of this approval, cannabis plants will be moved into these new rooms on a rolling basis in early May. The Company anticipates being able to harvest product from these new rooms by the end of July, based on normal cultivation timelines. Subsequent Health Canada licensing amendment submissions will follow to allow for a continuous filling of the remaining 50 Phase 4 cultivation rooms (4A (18 rooms) and 4B (32 rooms)) mirroring the successful approach utilized with the Company’s Phase 2 and 3 expansions.

"We are proud to continue our legacy of delivering on our commitments" says Greg Engel, CEO, Organigram. "The completion of this phase of our expansion reinforces our commitment to innovation, efficiency and best-in-class operations. Being on time, this expansion reinforces our commitment to shareholders and shows our abilities with industry-leading execution."

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1 The forward-looking estimates of additional production capacity are based on a number of material factors and assumptions. Please see the Company’s most recent MD&A available on SEDAR at www.sedar.com and the disclaimer at the end of this release.

The full Phase 4 expansion represents an aggregate of 77,000 kg of additional annual capacity and is being completed in a series of stages (4A: 26,000 kg; 4B:27,000 kg; and 4C: 24,000 kg) which, once fully licensed and operational, is expected to bring the Company’s annualized target production to approximately 113,000 kg by the end of calendar 2019.

A Phase 5 refurbishment is also underway for an edibles and derivative facility and additional in-house extraction capacity.

"Our stalwart commitment to our customers is reflected in our ongoing investment in exceptional processes and delivering exceptional products," says Engel.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations including statements regarding forward-looking estimates of future production capacity; timing for movement of plants and expectations around harvesting and cultivation; the timing for receipt of any future required licenses or approvals from Health Canada or other regulatory authorities; market for edibles and other products. Important factors that could cause actual results to differ materially from the Company's expectations including that the facility size of the Moncton Campus will be as estimated with the same amount of cultivation space being used per cultivation room for cultivation as in prior phases; the ratio of dried flower cultivated per canopy square foot of cultivation room will be consistent with historical output in the Company’s existing facilities; all cultivation rooms designated as production rooms will be utilized for their intended purposes; and construction of the facilities will be on time in accordance with the estimates set out above and ready for final inspection by Health Canada in time to meet the target onboarding dates; and costs of cultivation and its various inputs will remain stable; and as are disclosed in the Company's most recent MD&A and AIF and other continuous disclosure documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Communications and Marketing
rgracewood@organigram.ca
(506) 645-1653